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15049186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH., DC 301

SEC FILE NUMBER
8-46677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCA Development, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

569 Brookwood Village, Suite 901
(No. and Street)

Birmingham	Alabama	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Byrd, President 205-545-2734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Holman & West, LLP
(Name – *if individual, state last, first, middle name*)

216 Summit Blvd., Suite 300	Birmingham	Alabama	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, Lisa Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCA Development, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa Byrd
Signature

President
Title

Regina Biddings
Notary Public

REGINA G. BIDDINGS
Notary Public
State of Alabama
MY COMMISSION EXPIRES: SEPT 20, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Financial Statements
and Supplementary Information
Year Ended December 31, 2014

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Table of Contents

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX

216 Summit Boulevard | Suite 300 | Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC)
Birmingham, Alabama

We have audited the accompanying statement of financial condition of SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) (Company) as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules 1 and 2 (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC)'s financial statements. The Supplemental Information is the responsibility of SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC)'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sellers Richardson Holman & West, LLP

February 23, 2015

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 532,687
Prepaid expenses	12,668
Deferred tax asset, parent company	406,656
Receivable from SC Affiliates, LLC	87,500
Total assets	$ 1,039,511

Liabilities and Member's Equity

Liabilities	
Payable to SC Affiliates, LLC	$ 131,298
Commitments and Contingencies (See Note 5)	
Member's Equity	908,213
Total liabilities and member's equity	$ 1,039,511

See notes to financial statements.

SCA DEVELOPMENT, LLC

(A wholly owned subsidiary of SC Affiliates, LLC)

Statement of Operations
Year Ended December 31, 2014

Revenues	
Commissions	$ 125,000
Interest income	398
	125,398
Expenses	
Salaries and benefits	179,607
Professional fees	60,986
Membership and filing fees	13,697
Insurance	22,806
Rent	5,103
Other operating expenses	13,432
	295,631
Loss before benefit from income taxes	(170,233)
Benefit from Income Taxes (Allocated from Parent Company)	(66,708)
Net loss	$ (103,525)

See notes to financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Statement of Changes in Member's Equity
Year Ended December 31, 2014

Member's Equity

Beginning of year	$ 737,767
Contributions	273,971
Net loss	(103,525)
End of year	$ 908,213

See notes to financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows from Operating Activities	
Net loss	$ (103,525)
Adjustments to reconcile net loss to net cash used in operating activities	
Deferred income taxes	(66,708)
Changes in assets and liabilities:	
Prepaid expenses	3,370
Net cash used in operating activities	(166,863)
Cash Flows from Financing Activities	
Contributions	273,971
Net change in receivable from and payable to SC Affiliates, LLC	(106,710)
Net cash provided by financing activities	167,261
Net increase in cash	398
Cash	
Beginning of year	532,289
End of year	$ 532,687

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

On December 31, 2008, SCA Development, LLC (Company) was formed by its sole member, SC Affiliates, LLC (SCA). The Company was formed to sell direct participation programs, primarily limited partnership interests in outpatient health care facilities located throughout the United States of America, to practicing physicians. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the United States Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of SCA and is included in the consolidated financial statements of SCA. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Risks and Uncertainties

SCA operates in a highly regulated industry and is required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- Licensure, certification, and accreditation,
- Coding and billing for services,
- Relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- Quality of medical care,
- Use and maintenance of medical supplies and equipment,
- Maintenance and security of medical records,
- Acquisition and dispensing of pharmaceuticals and controlled substances, and
- Disposals of medical hazardous waste.

Many of these laws and regulations are expansive, and SCA does not have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcement of these laws and regulations could subject SCA's current or past practices to allegations of impropriety or illegality or could require SCA to make changes in its investment structure, facilities, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If SCA is deemed to have failed to comply with applicable laws and regulations, it could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of its licenses to operate one or more of its facilities, and (3) exclusion or suspension of one or more of its facilities from participation in the Medicare, Medicaid, and other federal and state health care programs.

Given the nature of SCA's business, they are subject from time to time to various lawsuits which, depending on their outcome, may have a negative effect on SCA and, in turn, the Company.

Revenue Recognition

Revenues, which consist of commissions from the sale of limited partnership units sold by the Company, are recognized at the transaction closing date as long as there are no contingencies related to the sale. When contingencies are present, recognition of commissions are postponed until all such contingencies have been removed from the sales transaction.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2014.

Expense Sharing Agreement

The Company is part of an expense sharing agreement with SCA such that certain general and administrative expenses are allocated to the Company primarily based on a proportion of space occupied and resources utilized. All appropriate allocations have been made as of December 31, 2014 and are included in the accompanying statement of operations.

Salaries and Benefits

The Company does not have any full-time employees. Salaries and benefits for SCA employees working on Company business are allocated to the Company in accordance with the expense sharing agreement.

Income Taxes

The Company provides for income taxes using the asset and liability method as required by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes.* This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates. Under FASB ASC 740, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets

will not be realized. Realization is dependent on generating sufficient future taxable income. The Company's deferred tax asset is comprised of net operating loss carryforwards as of December 31, 2014. At December 31, 2014, the Company has net federal net operating loss carryforwards of $969,153 expiring in years through 2034 and state net operating loss carryforwards of $1,036,433 expiring in years through 2029. The Company assesses its ability to recover such carryforwards and records a valuation allowance when circumstances indicate that operating loss carryforwards may not be realized.

The Company's results of operations for the year ended December 31, 2014, are included in SCA's consolidated federal income tax return. For state income tax purposes, the Company's results of operations are included in SCA's state income tax returns. The Company does not have a formal tax sharing agreement in place with SCA for 2014. However, the Company is responsible for its allocated portion of federal and state income taxes, pursuant to §1552(a)(1) of the Internal Revenue Code of 1986, as Amended.

The Company's allocated portion of these taxes is accounted for as an intercompany transaction and is reported on the accompanying statement of financial condition under the caption *Deferred tax asset, parent company*. The benefit from income taxes in the Company's financial statements has been calculated on a separate tax return basis. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using currently enacted tax rates. The benefit from income taxes is the sum of the amount of income tax paid or refundable for the year as determined by applying the provisions of enacted tax laws to the excess of tax deductible expenses and exemptions over taxable revenue for that year and the net change during the year in the Company's deferred tax assets and liabilities.

As a single member limited liability company, the Company's taxable income or loss is allocated to its sole member.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the United States federal, state, or local tax authorities for years before 2011.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 23, 2015, which represents the date the financial statements were available for issuance.

Recent Accounting Pronouncements

In July 2013, the FASB issued Accounting Standards Update (ASU) 2013-11, *Income Taxes (Topic 740)—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. ASU 2013-11 provides that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or

the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. For nonpublic entities, ASU 2013-11 is effective for fiscal years beginning after December 15, 2014, with early adoption and retrospective application permitted. The adoption of ASU 2013-11 is not expected to have a material impact on the Company's financial position or results of operations.

In March 2014, the FASB issued ASU 2014-06, *Technical Corrections and Improvements Related to Glossary Terms*, which represents changes to clarify the Master Glossary of the Codification, consolidate multiple instances of the same term into a single definition, or make minor improvements to the Master Glossary that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. These amendments were effective upon issuance and did not have an impact on the Company's financial condition or results of operations.

Note 2. Concentrations of Credit Risk

The Company maintains cash in a bank account at a high credit quality financial institution. Throughout the year ended December 31, 2014, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 3. Defined Contribution Plan

SCA has a profit sharing plan that covers substantially all full-time employees. Contributions to the plan are made at the sole discretion of management. During the year ended December 31, 2014, an allocation of $5,238 related to these contributions to the plan was charged to operations.

Note 4. Related Party Transactions

Due to the nature of the Company's business, all of its transactions are with related parties. The related parties consist of various SCA outpatient health care facilities, which buy and sell limited partnership interests during the year. All commissions are derived from transactions with these facilities. Additionally, SCA pays all of the Company's expenses and is reimbursed by the Company. The gross amounts due from and to these related parties from the Company at December 31, 2014, are shown on the statement of financial condition under the captions *Receivable from SC Affiliates, LLC* and *Payable to SC Affiliates, LLC.*

The financial position and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

Note 5. Contingencies

SCA operates in a highly regulated and litigious industry. As a result, various lawsuits, claims, and legal and regulatory proceedings, some of which could directly affect the Company, can be expected to be instituted or asserted against SCA. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect the Company's results of operations and financial position in a given period.

Note 6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $401,389 which was $392,636 in excess of its required net capital which is the greater of $5,000 or 6-2/3 percent of its aggregate indebtedness. The Company's net capital ratio was .33 to 1.

Note 7. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

Computation of net capital	
Total member's equity qualified for net capital	$ 908,213
Deduct non-allowable assets:	
Prepaid expenses	12,668
Deferred tax asset, parent company	406,656
Receivable from SC Affiliates, LLC	87,500
Net capital	$ 401,389
Computation of basic net capital requirement	
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$ 8,753
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 8,753
Excess net capital	$ 392,636
Excess net capital at 1,000 percent (net capital less 10 percent of aggregate indebtedness)	$ 388,259
Computation of aggregate indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 131,298
Percentage of aggregate indebtedness to net capital	33%
Reconciliation with the Company's computation	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 401,389
Audit adjustments:	-
Net capital per calculation above	$ 401,389

See independent auditor's report.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Required Under Rule 15c3-3 of the Securities and Exchange Commission

SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(i) inasmuch as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the Company, as broker or dealer, and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of SCA Development, LLC".

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Exemption Report
Year Ended December 31, 2014

February 23, 2015

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Table of Contents

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX

216 Summit Boulevard |Suite 300 |Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC)
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) claimed an exemption from 17 C.F.R. § 240.15c3-3: provisions of subparagraph (k)(2)(i) and *(b)* SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) stated that SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) met the identified exemption provisions throughout the most recent fiscal year without exception. SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC)'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC)'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sellers Richardson Holman & West, LLP

February 23, 2015

SCA DEVELOPMENT, LLC
569 Brookwood Village, Suite 901
Birmingham, AL 35209

The Exemption Report

We as members of management of SCA Development, LLC, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3 under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year 2014 without exception.

Lisa Byrd

President and Principal, SCA Development, LLC